EXHIBIT 11


                          Independent Auditors' Consent


The Board of Trustees of
     The Flex-funds, Utilities Stock Portfolio,
     Mutual Fund Portfolio, Growth Stock Portfolio,
     Bond Portfolio, and Money Market Portfolio:

     We consent to the use of our reports included herein dated February 12, 1998 on the financial statements of The Flex-funds (comprising The Muirfield, Highlands Growth, U.S. Government Bond, Total Return Utilities and Money Market Funds), Mutual Fund Portfolio, Growth Stock Portfolio, Bond Portfolio, Utilities Stock Portfolio and Money Market Portfolio as of December 31, 1997 and for the periods indicated therein and to the references to our firm under the headings "Financial Highlights" in the prospectus and "Auditors" in the Statement of Additional Information.

                                            KPMG Peat Marwick LLP



Columbus, Ohio
April 30, 1998